FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

I
ndicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1   Translation of letter to the Buenos Aires Stock Exchange dated September 25, 2013

TRANSLATION

                                        Autonomous City of Buenos Aires, September 25, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Floating Rate Senior Secured Notes due 2018 Rating

Dear Sirs:

We hereby address you in order to comply with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that on the date hereof, YPF S.A.’s Floating Rate Senior Secured Notes due 2018 received the rating of ‘B-/RR4’ from Fitch Ratings, Inc.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: September 25, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer